As filed with the Securities and Exchange Commission on October 23, 2002

Registration No. 333-92450

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMGEN INC.
(Exact name of registrant as specified in its charter)

Delaware	95-3540776
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One Amgen Center Drive
Thousand Oaks, California 91320-1799
(805) 447-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Steven M. Odre, Esq.
Senior Vice President, General Counsel and Secretary
One Amgen Center Drive
Thousand Oaks, California 91320-1799
(805) 447-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gary Olson, Esq.
Charles Ruck, Esq.
Latham & Watkins
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
(213) 485-1234

Approximate date of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated October 23, 2002

PROSPECTUS

96,786,358 Shares of Common Stock

This prospectus covers the sale of our common stock by the selling security holder identified in this prospectus. We will not receive any proceeds from the sale of the common stock by the selling security holder.

Our stock is traded on the Nasdaq National Market under the trading symbol “AMGN.”

On October 22, 2002, the last reported sale price of our common stock on the Nasdaq Stock Market was $49.80.

Investing in our common stock involves risks, some of which are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            .

i

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information filed by us with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superseded, as described below. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. Those documents contain important information about us and our finances.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2001.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2002.

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2002.

•	Our current report on Form 8-K dated February 21, 2002, filed with the SEC on March 1, 2002.

•	Our current report on Form 8-K dated May 7, 2002, filed with the SEC on May 10, 2002.

•	Our current report on Form 8-K dated May 16, 2002, filed with the SEC on May 22, 2002.

•	Our current report on Form 8-K dated July 15, 2002, filed with the SEC on July 16, 2002.

•	Our current report on Form 8-K dated July 24, 2002, filed with the SEC on July 26, 2002.

•	Our current report on Form 8-K dated August 13, 2002, filed with the SEC on August 13, 2002.

•
The description of our common stock, contractual contingent payment rights and preferred share purchase rights contained in our registration statements on Form 8-A filed with the SEC on September 7, 1983 and April 1, 1993, and on Form 8-K filed with the SEC on February 28, 1997 and December 18, 2000, respectively, including any amendment or report filed for the purpose of updating that description.

All documents filed by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the common stock under this document (other than current reports furnished under Item 9 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Manager of Investor Relations
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, California 91320-1799
Tel: 805-447-1000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following SEC public reference room:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including Amgen Inc., who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports and other information about us at the offices of Nasdaq, 1735 K. Street, N.W., Washington, D.C., 20006.

FORWARD LOOKING INFORMATION

All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under “Risk Factors,” as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Amgen,” “we,” “our” and “us” refer to Amgen Inc. and its consolidated subsidiaries, unless otherwise specified.

Amgen Inc.

We are a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology.

We were incorporated in California in 1980 and merged into a Delaware corporation in 1987. Our principal executive offices are located at One Amgen Center Drive, Thousand Oaks, California 91320-1799.

RISK FACTORS

Amgen and its subsidiaries operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks.

Our product development efforts may not result in commercial products.

We intend to continue an aggressive product development program. Successful product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results

•	the product candidate was not effective in treating a specified condition or illness

•	the product candidate had harmful side effects on humans

•	the necessary regulatory bodies such as the U.S. Food and Drug Administration, did not approve our product candidate for an intended use

•	the product candidate was not economical for us to manufacture and commercialize

•	other companies or people have or may have proprietary rights to our product candidate, such as patent rights, and will not let us sell it on reasonable terms, or at all

•	the product candidate is not cost effective in light of existing therapeutics

Several of our product candidates have failed at various stages in the product development process, including Brain Derived Neurotrophic Factor (“BDNF”), Megakaryocyte Growth and Development Factor (“MGDF”) and Glial Cell-line Derived Neurotrophic Factor (“GDNF”). For example, in 1997, we announced the failure of BDNF for the treatment of amyotrophic lateral sclerosis, or Lou Gehrig’s Disease, because the product candidate, when administered by injection, did not produce acceptable clinical results for a specific use after a phase 3 trial, even though BDNF had progressed successfully through preclinical and earlier clinical trials. In addition, in 1998, we discontinued development of MGDF, a novel platelet growth factor, at the phase 3 trial stage after several people in platelet donation trials developed low platelet counts and neutralizing antibodies. In 1999 we discontinued development of GDNF after a phase 1/2 trial of GDNF in Parkinson’s disease failed to demonstrate a statistically significant benefit. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians, and others which may delay, limit, or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval. See “—Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval.”

Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval.

We conduct research, preclinical testing, and clinical trials and we manufacture or contract manufacture our product candidates. We also manufacture or contract manufacture, price, sell, distribute, and market or co-market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and HCFA, as well as by foreign countries, including the European Union. Currently, we are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. In our experience, obtaining regulatory approval is costly and takes many years, and after it is obtained, it remains costly to maintain. The FDA and other U.S. and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval, and mandate product withdrawals. All of our marketed products are currently approved in the U.S., and most are approved in the EU. We currently manufacture EPOGEN®, NEUPOGEN®, Aranesp®, Kineret®, Neulasta™, and INFERGEN® and market EPOGEN®, NEUPOGEN®, Aranesp®, Neulasta™, Kineret® and ENBREL®, and we plan to manufacture and market many of our potential products. Even though we have obtained regulatory approval for EPOGEN®, NEUPOGEN®, Aranesp®, Kineret®, Neulasta™, and INFERGEN®, these products and our manufacturing processes are subject to continued review by the FDA and other regulatory authorities. Currently ENBREL® is manufactured by a third party contract manufacturer, Boehringer Ingelheim Pharma KG (“BI Pharma”), which is subject to FDA regulatory authority as well. We plan to manufacture ENBREL® ourselves and are in the process of preparing our Rhode Island manufacturing facility for this. FDA approval is required for commercial production of ENBREL® at this facility and there can be no assurance that we will able to obtain (and maintain) FDA approval on a timely basis or at all. In addition, later discovery of unknown problems with our products or manufacturing processes or those of our contract manufacturers could result in restrictions on such products or manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we or our contract manufacturers have violated regulations or if they restrict, suspend, or revoke our prior approvals, they could prohibit us from manufacturing or selling EPOGEN®, NEUPOGEN®, Aranesp®, Kineret®, Neulasta™, ENBREL® and/or INFERGEN® until we or our contract manufacturers comply or indefinitely. In addition, if regulatory authorities determine that we have not complied with regulations in the research and development of a product candidate, then they may not approve the product candidate and we will not be able to market and sell it. If we are unable to market and sell our products or product candidates, our business would be adversely affected.

Guidelines and recommendations published by various organizations can reduce the use of our products.

Government agencies promulgate regulations and guidelines directly applicable to us and to our products. However, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, and use of concomitant therapies. Organizations like these have in the past made recommendations about our products. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or stockholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market prices for our common stock.

Our sales depend on payment and reimbursement from third-party payors, and a reduction in the payment rate or reimbursement could result in decreased use or sales of our products.

In both domestic and foreign markets, sales of our products are dependent, in part, on the availability of reimbursement from third-party payors such as state and federal governments, under programs such as Medicare and Medicaid in the U.S., and private insurance plans. Medicare does not cover prescriptions for ENBREL®. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales. Further, when a new therapeutic product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our recently approved products or product candidates, including those at a late stage of development, and current reimbursement policies for existing products may change at any time. For example, we believe that sales of Aranesp®, Neulasta™ and Kineret® are and will be affected by government and private payor reimbursement policies.

If reimbursement for EPOGEN®, NEUPOGEN® and/or ENBREL® changes adversely or if we fail to obtain adequate reimbursement for our other current or future products, health care providers may limit how much or under what circumstances they will administer them, which could reduce the use of our products or cause us to reduce the price of our products. This could result in lower product sales or revenues which could have a material adverse effect on us and our results of operations. We are aware that the Centers for Medicare and Medicaid Services (“CMS”—formerly HCFA) plans to revise its hospital reimbursement system to be effective January 1, 2003. Until CMS promulgates final rules regarding its revisions to this system, we cannot predict the impact such revisions will have on the use, pricing or sales of our products or on us or our results of operations. For example, in the U.S. the use of EPOGEN® in connection with treatment for end stage renal disease is funded primarily by the U.S. federal government. In early 1997, HCFA instituted a reimbursement change for EPOGEN® which adversely affected Amgen’s EPOGEN® sales, until the policies were revised. Therefore, as in the past, EPOGEN® sales could be adversely affected by future changes in reimbursement rates or the basis for reimbursement by the federal government for the end stage renal disease program.

If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in present and future intellectual property litigation, our business could be adversely affected.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific, and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate, or circumvent our patents and patent applications relating to our products, product candidates, and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents. For certain of our product candidates, there are third parties who have patents or pending patents that they may claim prevent us from commercializing these product candidates in certain territories. Patent disputes are frequent, costly and can preclude commercialization of products. We are currently, and in the future may be, involved in patent litigation. For example, we are involved in ongoing patent infringement lawsuits against Transkaryotic Therapies, Inc. and Aventis with respect to our erythropoietin patents. The trial court decided in our favor on January 19, 2001, however, Transkaryotic Therapies, Inc. and Aventis have appealed the decision. If we ultimately lose these or other litigations we could be subject to competition and/or significant liabilities, we could be required to enter into third-party licenses for the infringed product or technology, or we could be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us.

Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. We have filed applications for a number of patents and have been granted patents or obtained rights relating to erythropoietin, recombinant G-CSF, etanercept and our other products and potential products. We market our erythropoietin, G-CSF and etanercept products as EPOGEN®, NEUPOGEN® and ENBREL®, respectively. In the United States, we have been issued or obtained rights to several patents relating to erythropoietin that generally cover DNA and host cells, processes for making erythropoietin, various product claims to erythropoietin, cells that make levels of erythropoietin, and pharmaceutical compositions of erythropoietin. We have also been issued or obtained rights to U.S. patents relating to G-CSF that cover aspects of DNA, vectors, cells, processes, polypeptides, methods of treatment using G-CSF polypeptides, methods of enhancing bone marrow transplantation, and treating burn wounds, methods for recombinant production of G-CSF and analogs of G-CSF. We also have been granted or obtained rights to a patent in the EU relating to erythropoietin, a patent in the EU relating to G-CSF, two patents in the EU relating to darbepoetin alfa and hyperglycosylated erythropoietic proteins, and a patent in the U.S. and a patent in the EU relating to anakinra. ENBREL® is a fusion protein consisting of a dimer of two subunits, each comprising a TNF receptor domain derived from a TNF receptor known as “p80,” fused to a segment derived from a human antibody molecule known as an “Fc domain.” Immunex has been issued U.S. patents covering p80

TNFR, DNAs encoding p80 TNFR, and methods of using TNFR:Fc, including for the treatment of arthritis. Immunex was granted a European patent in December 1995 covering p80 TNFR DNAs, proteins and related technology.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. For example, although we maintain a substantial share of the chemotherapy induced neutropenia market, NEUPOGEN® competes in certain circumstances against a product marketed by Schering AG. EPOGEN® faces competition from other treatments for anemia in end stage renal disease patients in the U.S. In addition, ENBREL® competes in certain circumstances with rheumatoid arthritis products marketed by Centocor Inc./Johnson & Johnson, Aventis, Pharmacia and Merck as well as the generic drug methotrexate. Further, we believe that some of our newly approved products and late stage product candidates may face competition when and as they are approved and marketed. For example, Aranesp® competes with an Epoetin alfa product marketed by Johnson & Johnson in certain anemia markets and Kineret® competes in certain circumstances with rheumatoid arthritis products marketed by Centocor Inc./Johnson & Johnson, and others. Additionally, some of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we are developing product candidates. For example, we anticipate that ENBREL® will face competition from potential rheumatoid arthritis therapies being developed by, among others, Abbott Laboratories/Knoll. Large pharmaceutical corporations may have greater clinical, research, regulatory, manufacturing, and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop, and market new products.

Certain of our raw materials, medical devices and components are single-sourced from third-parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for fill, finish, and packaging of our products are provided by single-source unaffiliated third-party suppliers. Certain of these raw materials, medical devices, and components are the proprietary products of these unaffiliated third-party suppliers, and in some cases, such proprietary products are specifically cited in our drug application with the FDA such that they must be obtained from that specific sole source and could not be obtained from another supplier unless and until the FDA approved such other supplier. We would be unable to obtain these raw materials, medical devices, or components for an indeterminate period of time if these third-party single suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could adversely affect our ability to satisfy demand for our products, which could adversely affect our operating results.

Also, certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including bovine serum and human serum albumin (“HSA”). We are investigating screening procedures with respect to certain biological sources and alternatives to them. Such raw materials may be subject to contamination and/or recall. A material shortage, contamination, and/or recall could adversely impact or disrupt our commercial manufacturing of our products or could result in a mandated withdrawal of our products from the market. This too, in turn, could adversely affect our ability to satisfy demand for our products, which could adversely affect our operating results.

Limits on our current source of supply for ENBREL® constrain ENBREL® sales.

Because demand for ENBREL® was projected to temporarily exceed supply, Immunex began an ENBREL® enrollment program in November 2000 to help ensure uninterrupted therapy for U.S. patients prescribed ENBREL® before January 1, 2001. The ENBREL® enrollment program called for these patients to register with Immunex and receive an enrollment number. As of January 1, 2001, patients considering therapy with ENBREL®, but not yet receiving treatment, were invited to enroll in the program and were placed on a waiting list to receive ENBREL® on a first come, first served basis once additional supply of ENBREL® becomes available. The enrolled patients do not include patients on the program waiting list. U.S. and Canadian supply of ENBREL® is impacted by many manufacturing and production variables, such as the timing and actual number of production runs, production success rate, bulk drug yield, the timing and outcome of product quality testing, and whether and when our Rhode Island manufacturing facility will be approved by the FDA. For example, in the second quarter of 2002, Immunex experienced a brief period where no ENBREL® was available to fill patient prescriptions, primarily due to variation in the expected production yield from BI Pharma. Once supply of ENBREL® became available, Immunex resumed filling orders on a first come, first served basis. If we are at any time unable to provide an uninterrupted supply of ENBREL® to all patients enrolled in the program, we may lose patients, physicians may elect to prescribe competing therapeutics instead of ENBREL®, our ENBREL® sales will be adversely affected, any of which could adversely affect our results of operations. See “—We depend on third-parties for our supply of ENBREL®” and “—Our sources of supply for ENBREL® are limited.”

We depend on third-parties for our supply of ENBREL®.

BI Pharma is currently our sole supplier of ENBREL®; accordingly, our U.S. and Canadian supply of ENBREL® is currently primarily dependent on BI Pharma’s production schedule for ENBREL®. We would be unable to obtain ENBREL® for an indeterminate period of time if BI Pharma or other third-party manufacturers used for ENBREL® production were to cease or interrupt production or services or otherwise fail to supply materials, products or services to us for any reason, including due to labor shortages or disputes, due to regulatory requirements or action, or due to contamination of product lots or product recalls. This in turn could materially reduce our ability to satisfy demand for ENBREL®, which could adversely affect our operating results. Factors that will affect our actual supply of ENBREL® at any time include, without limitation, the following:

•
BI Pharma does not produce ENBREL® continuously; rather, it produces the drug through a series of periodic campaigns throughout the year. The amount of commercial inventory available to us at any time depends on a variety of factors, including the timing and actual number of BI Pharma’s production runs, level of production yields and success rates, timing and outcome of product quality testing and the amount of vialing capacity.

•
BI Pharma schedules the vialing production runs for ENBREL® in advance, based on the expected timing and yield of bulk drug production runs. Therefore, if BI Pharma realizes production yields beyond expected levels, or provides additional manufacturing capacity for ENBREL®, it may not have sufficient vialing capacity for all of the ENBREL® bulk drug that it produces. As a result, even if we are able to increase our supply of ENBREL® bulk drug, BI Pharma may not be able to vial the extra bulk drug in time to prevent any supply interruptions.

In addition, once we begin manufacturing ENBREL® in our Rhode Island manufacturing facility, we will be dependent on third parties for vialing ENBREL® bulk drug. If third-party vialers are unable to provide sufficient capacity or otherwise unable to provide vialing services to us, then supply of ENBREL® could be adversely affected. See “—Our sources of supply for ENBREL® are limited.”

Our sources of supply for ENBREL® are limited.

ENBREL® supply for the U.S. and Canada is produced by BI Pharma, currently our sole source supplier. We also plan to manufacture ENBREL® ourselves and are in the process of preparing our Rhode Island manufacturing facility for this. The Rhode Island facility will require FDA approval before we can sell any product manufactured at this facility. See “—We depend on third-party manufacturers for our supply of ENBREL®.” In addition, our current plan includes construction of a new large-scale cell culture commercial manufacturing facility, known as the BioNext Project, at the site of the current Rhode Island manufacturing facility. In April 2002, we announced that we had entered into a manufacturing agreement with Genentech, Inc. to produce ENBREL® at Genentech’s manufacturing facility in South San Francisco, California. The manufacturing facility is subject to FDA approval, which the parties hope to obtain in 2004. Under the terms of the agreement, Genentech will produce ENBREL® through 2005, with an extension through 2006 by mutual agreement. In addition, Wyeth is constructing a new manufacturing facility in Ireland, which is expected to increase the United States and Canadian supply of ENBREL®. If additional manufacturing capacity at the Rhode Island site, pursuant to the Genentech agreement or the Ireland manufacturing facility is not completed, or if these manufacturing facilities do not receive FDA approval before we encounter supply constraints, our sales growth would again be restricted which could have an adverse effect on our results of operations. We anticipate commencing production runs and building commercially significant quantities of inventory of ENBREL® bulk drug at the Rhode Island manufacturing facility prior to estimated FDA approval of the facility. We would not be able to sell, and may be required to write off, inventory unless and until the Rhode Island manufacturing facility and our contract manufacturer for vialing the ENBREL® bulk drug manufactured at the Rhode Island facility are approved by the FDA, which approval is not assured.

Our marketing of ENBREL® will be dependent in part upon Wyeth.

Under the amended and restated promotion agreement, Amgen and Wyeth jointly market and sell ENBREL® in the United States and Canada. An ENBREL® management committee comprised of an equal number of representatives from Amgen and Wyeth is responsible for overseeing the marketing and sales of ENBREL®, including strategic planning, approval of an annual marketing plan, product pricing and establishing an ENBREL® brand team. The ENBREL® brand team, with equal representation from each of Amgen and Wyeth, will prepare and implement the annual marketing plan and will be responsible for all sales activities. If Wyeth fails to market ENBREL® effectively or Amgen and Wyeth fail to coordinate their efforts effectively, Amgen’s sales of ENBREL® may not reach their full potential or may decline.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.

If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

For example, because ENBREL® has only been marketed since 1998, its long-term effects on the development or course of serious infection, malignancy and autoimmune disease are largely unknown and more rarely occurring side effects may not be known. In May 1999, Immunex announced an update to the package insert for ENBREL® to advise doctors not to start using ENBREL® in patients who have an active infection, and for doctors to exercise caution when considering using ENBREL® in patients with a history of recurring infections or with underlying conditions that may predispose patients to infections. In October 2000, Immunex again revised the package insert for ENBREL® in response to spontaneous adverse events reported to Immunex, including rare cases of hematologic and central nervous system disorders. The causal relationship between these adverse events and therapy with ENBREL® remains unclear. In January 2001, Immunex revised the package insert for ENBREL® to advise doctors that rare cases of central nervous system disorders, including seizures, and rare cases of tuberculosis have also been reported in patients using ENBREL®. It is possible that additional spontaneous adverse events will be reported to us as experience with ENBREL® continues. If we or others identify new adverse events for patients treated with ENBREL®, additional precautions, warnings or other changes in the label for ENBREL® may be required.

Our operating results may fluctuate, and this fluctuation could cause financial results to be below expectations.

Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses, we assume that revenues will continue to grow; however, some of our operating expenses are fixed in the short term. Because of this, even a relatively small revenue shortfall may cause a period’s results to be below our expectations or projections. A revenue shortfall could arise from any number of factors, some of which we cannot control. For example, we may face:

•	lower than expected demand for our products

•	inability to provide adequate supply of our products

•	changes in the government’s or private payors’ reimbursement policies for our products

•	changes in wholesaler buying patterns

•	increased competition from new or existing products

•	fluctuations in foreign currency exchange rates

•	changes in our product pricing strategies

Of these, we would only have control over changes in our product pricing strategies and, of course, there may be other factors that affect our revenues in any given period.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management’s attention, and adversely affect our reputation and the demand for our products.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.

The development, manufacturing, pricing, sales and reimbursement of our products, together with the general operations of our company, is subject to extensive federal and state regulation. See “—Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval” and “—We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.” While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees have been or will be in compliance with all potentially applicable federal and state regulations. A failure to comply with any of these regulations could result in a range of actions, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines or other sanctions or litigation.

We plan to grow rapidly, and if we fail to adequately manage that growth our business could be adversely impacted.

We have an aggressive growth plan that includes substantial and increasing investments in research and development, sales and marketing and facilities. Our plan has a number of risks, some of which we cannot control. For example:

•	we may need to generate higher revenues to cover a higher level of operating expenses, and our ability to do so may depend on factors that we do not control

•	we may need to attract and assimilate a large number of new employees

•	we may need to manage complexities associated with a larger and faster growing organization

•	we will need to accurately anticipate demand for the products we manufacture and maintain adequate manufacturing capacity, and our ability to do so may depend on factors that we do not control

Of course, there may be other risks and we cannot guarantee that we will be able to successfully manage these or other risks.

Our stock price is volatile, which could adversely affect your investment.

Our stock price, like that of other biotechnology companies, is highly volatile. For example, in the fifty-two weeks prior to September 30, 2002, the trading price of our common stock has ranged from a high of $69.00 per share to a low of $30.57 per share. Our stock price may be affected by such factors as:

•	clinical trial results

•	adverse developments regarding the safety or efficacy of our products

•	actual or anticipated product supply constraints

•	product development announcements by us or our competitors

•	regulatory matters

•	announcements in the scientific and research community

•	intellectual property and legal matters

•	changes in reimbursement policies or medical practices

•	broader industry and market trends unrelated to our performance

In addition, if our revenues or earnings in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

We may not realize all of the anticipated benefits of our merger with Immunex.

The success of our merger with Immunex will depend, in part, on our ability to realize the anticipated synergies, cost savings, and growth opportunities from integrating the businesses of Immunex with the businesses of Amgen. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of Immunex. The integration of two independent companies is a complex, costly, and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	consolidating research and development and manufacturing operations

•	retaining key employees

•	consolidating corporate and administrative infrastructures

•	coordinating sales and marketing functions

•	preserving our and Immunex’s research and development, distribution, marketing, promotion, and other important relationships

•	minimizing the diversion of management’s attention from ongoing business concerns

•	coordinating geographically separate organizations

In addition, even if we are able to integrate Immunex’s operations successfully, this integration may not result in the realization of the full benefits of the synergies, cost savings or sales and growth opportunities that we currently expect or that these benefits will be achieved within the anticipated time frame. For example, the elimination of significant duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies. We cannot assure you that the integration of Immunex with us will result in the realization of the full benefits anticipated by us to result from the merger. Our failure to achieve these benefits could have a material adverse effect on our results of operations.

Sales of a substantial amount of shares of our common stock by Wyeth, or the perception that a large number of shares will be sold by Wyeth, could depress the market price of our common stock.

As of October 16, 2002, Wyeth beneficially owned approximately 96,786,358 shares of our common stock. As required by a stockholders’ rights agreement between us and Wyeth, we have filed with the Securities and Exchange Commission the shelf registration statement of which this prospectus is a part registering the resale, from time to time, by Wyeth of the shares of our common stock received and held by it in connection with our acquisition of Immunex. Under the stockholders’ rights agreement, subject to certain conditions and limitations, Wyeth may request us to effect up to two underwritten syndicated offerings by supplement or amendment to the shelf registration statement. In addition, beginning on July 15, 2003 and until July 15, 2006, Wyeth may request up to four demand registrations (i.e. require that we file four additional registration statements) registering the resale of the shares of our common stock received by Wyeth in connection with our acquisition of Immunex. As a result, subject to certain black out, lock up and volume limitations set forth in the stockholders’ rights agreement, any of which may be waived or changed from time to time with the mutual consent of the parties, Wyeth will be entitled to sell a significant number of shares of our common stock. For example, the stockholders’ rights agreement provides that Wyeth may sell or transfer up to 20 million shares of our common stock (including common stock underlying derivative transactions) in any calendar quarter. If Wyeth sells a substantial number of shares, or the market perceives that a large number of shares will be sold by Wyeth, the market price of our common stock could decline. See “Relationship with Selling Security Holder—Stockholders’ Rights Agreement.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by this prospectus. See “Selling Security Holder.”

DIVIDEND POLICY

No cash dividends have been paid on our common stock to date, and we currently intend to utilize any earnings for development of our business and for repurchases of our common stock.

SELLING SECURITY HOLDER

Under the terms of a stockholders’ rights agreement, dated as of December 16, 2001, we agreed to register for sale the 96,786,358 shares of our common stock offered by the selling security holder pursuant to this prospectus. The common stock was received by the selling security holder upon our acquisition of Immunex Corporation which was completed on July 15, 2002. The selling security holder, together with its parent entity Wyeth (formerly known as American Home Products Corporation), owned a significant stake in Immunex Corporation prior to our acquisition of Immunex Corporation.

The following table sets forth information with respect to the shares beneficially owned by the selling security holder. The information regarding shares owned after the offering assumes the sale of all shares offered by the selling security holder. Other than as described above or under the caption “Relationship with Selling Security Holder,” the selling security holder has not held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. All of the information set forth in the table has been provided by the selling security holder pursuant to a selling security holder questionnaire dated October 16, 2002. However, the selling security holder may have sold, transferred or otherwise disposed of some portion of its shares since such date.

Name	Shares of Common Stock Beneficially Owned	Common Stock Offered	Common Stock Owned After Completion of Offering
			Number	Percentage
MDP Holdings, Inc. (1)	96,786,358	96,786,358	0	*

*	Less than 1%. Assumes all of the common stock is sold.
(1)	MDP Holdings, Inc. is a wholly-owned subsidiary of Wyeth (formerly American Home Products Corporation).

RELATIONSHIP WITH SELLING SECURITY HOLDER

Background

Prior to our acquisition of Immunex, Wyeth, formerly American Home Products Corporation and the parent company of the selling security holder, and Immunex were parties to several agreements relating to business and corporate governance matters. As a result of the closing of our acquisition of Immunex, some of these agreements were terminated; however, some agreements have survived the acquisition. In connection with the acquisition, we entered into several agreements with Wyeth relating to these agreements to establish the framework for the ongoing relationship between Wyeth, Immunex and Amgen. In the following discussion, Wyeth refers to Wyeth or its various divisions or affiliates.

The material agreements between Wyeth and Immunex or us are summarized below. These summaries are not complete and are qualified in their entirety by reference to the agreements themselves, which are filed as exhibits to various reports, proxy statements or other information that Immunex or we have filed with the SEC. These summaries may not contain all of the information about these agreements that is important to you. We encourage you to read these agreements carefully in their entirety.

Stockholders’ Rights Agreement

In connection with our acquisition of Immunex, we entered into a stockholders’ rights agreement with Wyeth. The stockholders’ rights agreement is an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference into this prospectus.

Standstill Provisions

Under the stockholders’ rights agreement, Wyeth agreed that until December 16, 2006, it may not:

•	acquire or propose to acquire any securities of us or our subsidiaries or any assets of us or our subsidiaries or make any public announcement with respect to any of the foregoing;

•
participate in any way in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any of our securities or make any public announcement with respect to any of the foregoing;

•	form or in any way participate in a group in connection with any of the foregoing;

•	otherwise act to seek to control or influence our management, board of directors or policies;

•
request us to amend or waive the standstill provisions of the stockholders’ rights agreement or take any action which would reasonably be expected to require us to make a public announcement regarding the possibility of a business combination or merger or make any public announcement with respect to any of the restrictions in this clause; or

•	advise, assist or encourage, or direct any person to advise, assist or encourage any other persons, in connection with any of the foregoing.

The above restrictions do not apply to:

•	purchases by Wyeth of our common stock for employee benefit or other plans not to exceed 1% of the outstanding shares of our common stock; or

•
securities held by a company that Wyeth acquires in the future, if the fair market value of the securities represents less than 20% of the assets of that company; however, Wyeth must use commercially reasonable efforts to divest those securities within 18 months of the consummation of the acquisition.

Voting of Our Common Stock

Under the stockholders’ rights agreement, Wyeth agreed that, until Wyeth beneficially owns in the aggregate less than 2% of the outstanding shares of our common stock, Wyeth must cause all shares of our common stock beneficially owned by it to be voted:

•	with respect to the election of directors, in favor of those individuals nominated by our board of directors or a nominating committee of our board of directors;

•	on all proposals of our other stockholders, in accordance with the recommendation of our board of directors; and

•	on all other matters that come before our stockholders for a vote, in proportion to the votes cast by our other stockholders.

Volume Limitations on Sales of Our Common Stock

Wyeth may not sell or transfer or otherwise dispose of more than 20 million shares of our common stock (including common stock underlying derivative transactions) in any calendar quarter, excluding shares of our common stock transferred pursuant to underwritten syndicated offerings. In addition, the aggregate number of shares of our common stock underlying derivative transactions effected in any calendar week by Wyeth may not exceed 20% of the aggregate trading volume of our common stock on the Nasdaq National Market in the immediately preceding calendar week. The volume limitations are subject to waiver or change from time to time with the mutual consent of the parties.

Registration Rights

Shelf Registration

Under the stockholders’ rights agreement, we agreed that we would prepare and file with the SEC immediately after the closing of our acquisition of Immunex a registration statement registering the sale of our common stock from time to time by Wyeth or any other permitted holders of our common stock received by Wyeth in the acquisition. This prospectus is part of a shelf registration statement that we filed in order to satisfy this obligation. We further agreed to use our commercially reasonable efforts to:

•	cause the shelf registration statement to be declared effective within 90 days after the closing of our acquisition of Immunex; and

•
keep the shelf registration statement continuously effective until the earlier of (a) the first anniversary of the closing of our acquisition of Immunex and (b) the sale of all of the securities included in the shelf registration statement.

Wyeth, or any other permitted holders of our common stock received by Wyeth in the acquisition, may request us to effect an underwritten syndicated offering by supplement or amendment to the shelf registration statement. In this case, the requesting party or parties and we will enter into an underwriting agreement in customary form with the underwriters for the offering which will be underwritten by two co-managing underwriters with the requesting holders selecting one co-managing underwriter and with us selecting the second co-managing underwriter. In some circumstances, we may delay an offering for a limited period of time.

We are only obligated to effect two offerings under the shelf registration statement and each of these offerings must include at least 5 million shares of our common stock. In addition, these underwritten offerings will be subject to cutback if either of the co-managing underwriters reasonably advises us that the number of shares of our common stock requested to be included in the offering exceeds the number that can be sold in the offering at a price reasonably related to the then current market value of our common stock.

Demand Registration Rights

Beginning on the first anniversary of the closing of our acquisition of Immunex, and until the fourth anniversary of the closing of our acquisition of Immunex, Wyeth, or any other permitted holders of our common stock received by Wyeth in the acquisition, may request that we file a registration statement covering the registration of a minimum of 5 million shares of our common stock held by these holders in an underwritten offering. We have agreed to use commercially reasonable efforts to cause to be registered all the shares that the requesting party or parties have requested to be registered.

Offerings pursuant to demand registrations will be underwritten by two co-managing underwriters with the requesting holders selecting one co-managing underwriter and with us selecting the second co-managing underwriter. We are obligated to effect up to four demand registrations, less the number of underwritten offerings effected under the shelf registration statement. These offerings will be subject to customary cutbacks if either of the co-managing underwriters reasonably advises us that the shares of our common stock requested to be included in the offering exceeds the number that can be sold in the offering at a price reasonably related to the then current market value of our common stock. In certain circumstances, we may delay an offering for a limited period of time. Furthermore, our board of directors may delay the filing of a demand registration statement if the filing would likely materially interfere with a potential contemplated material financing, acquisition, corporation reorganization, corporate development or merger or other transaction involving us.

If we file a demand registration statement registering an underwritten offering of our common stock on behalf of Wyeth, or any other permitted holders of our common stock received by Wyeth in the acquisition, we may include in the registration statement shares of our common stock for our own account. Our right to so include shares for our own account is subject to cutback if either of the co-managing underwriters reasonably advises Wyeth that the number of shares of our common stock requested to be included in the offering exceeds the number that can be sold in the offering at a price reasonably related to the then current market value of our common stock.

Piggy Back Registration Rights

If we file a registration statement registering an underwritten offering of our common stock on our behalf or on behalf of other holders of our common stock, Wyeth, or any other permitted holders of our common stock received by Wyeth in the acquisition, have the right to request that we include their shares of our common stock in the registration statement. Their right to include shares is subject to customary cutbacks if the managing underwriter, to be selected by us, advises us that the number of shares of our common stock requested to be included in the offering exceeds the number that can be sold in the offering at a price reasonably related to the then current market value of our common stock. Furthermore, we may decide for any reason not to proceed with the proposed registration and may, at our election, give written notice of the determination to the parties requesting inclusion in the registration, and, thereupon, we will be relieved of our obligation to register any shares of our common stock in connection with that registration statement.

Termination

Except with respect to the standstill provisions and the voting provisions, which will terminate as described above, the stockholders’ rights agreement and the obligations of the parties under it will terminate on the first date on which Wyeth beneficially owns less than 5 million shares of our common stock.

Amended and Restated Promotion Agreement

In connection with our acquisition of Immunex, we entered into an agreement with Wyeth to amend and restate an existing long-term ENBREL® promotion agreement between Wyeth and Immunex. The principal operative terms of the amendment and restatement of the ENBREL® promotion agreement became effective at the closing of our acquisition of Immunex. In the following summary of the amended and restated promotion agreement, the terms “we,” “us” and “our” mean Amgen Inc., acting through its wholly-owned subsidiary Immunex Corporation.

In 1997, Immunex entered into an ENBREL® promotion agreement with Wyeth. Under the terms of the ENBREL® promotion agreement, ENBREL® was promoted in the United States and Canada by the sales and marketing organization of Wyeth.

Under the amended and restated promotion agreement, Wyeth and we will jointly market and sell ENBREL® to all appropriate customer segments in the United States and Canada for all approved indications other than oncology. The rights to promote ENBREL® in the United States and Canada for oncology indications are reserved to us.

Under the amended and restated promotion agreement, an ENBREL® management committee comprised of an equal number of representatives from Wyeth and from us will be responsible for overseeing the marketing and sales of ENBREL® including strategic planning, approval of an annual marketing plan, product pricing and establishing an ENBREL® brand team. The ENBREL® brand team, with equal representation from each party, will prepare and implement the annual marketing plan and will be responsible for all sales activities. The agreement provides that each of Wyeth and we will:

•	have primary tactical execution responsibility for specific activities identified within the agreement or as directed by the management committee;

•
be required to maintain a minimum level of financial commitment to promotion and marketing and a minimum number of sales personnel for ENBREL® as established from time to time by the management committee; and

•	pay a defined percentage of all marketing and sales expenses approved by the management committee.

The amended and restated promotion agreement further provides that we will:

•
pay Wyeth a percentage of the annual gross profits of ENBREL® in the United States and Canada attributable to all indications for ENBREL®, other than oncology indications, on a scale that increases as gross profits increase;

•	be entitled to keep all of the gross profits attributable to any future United States or Canadian oncology indications for ENBREL®; and

•
pay Wyeth specified residual royalties on a declining scale based on net sales of ENBREL® in the United States and Canada in the three years following the expiration or termination of Wyeth’s detailing and promotion of ENBREL®.

If Wyeth sells or distributes a biologic product in the United States and Canada that is directly competitive with ENBREL®, as defined in this agreement, and subject to several exclusions, Wyeth will give us prior written notice and, upon our request, the parties will attempt in good faith to either establish mutually acceptable terms under which we will co-promote this competitive biologic product or establish other terms for a commercial relationship with Wyeth, or negotiate an adjustment to the gross profits allocated to Wyeth under this agreement. If we are unable to establish acceptable terms with Wyeth within 90 days of our request, we will have the option to reacquire from Wyeth all marketing rights to ENBREL® in the United States and Canada and terminate this agreement, subject to the payment by us of a substantial amount to Wyeth over a defined period. If Wyeth obtains a biologic product that is directly competitive with ENBREL® through the acquisition of another company and we reacquire the marketing rights to ENBREL® in the United States and Canada, Wyeth’s primary field sales force that had detailed ENBREL® in the relevant territory within the United States and Canada for a specified period will not sell, detail or otherwise distribute the competitive biologic product for a specified period in the United States and Canada.

Wyeth has agreed to reimburse us for a defined percentage of the clinical and regulatory expenses we incur in connection with the filing and approval of any new indications for ENBREL® in the United States and Canada, excluding oncology and rheumatoid arthritis indications. Wyeth’s reimbursement of these clinical and regulatory expenses is in addition to another existing cost-sharing arrangement between us and Wyeth for development costs related to ENBREL®. The additional Wyeth reimbursement for clinical and regulatory expenses under this agreement, a portion of which is payable upon regulatory filing of any new indication and the remainder of which will be payable upon regulatory approval of any new indication, if any, applies for that part of the United States and Canadian clinical and regulatory expenses for ENBREL® for which we would otherwise be financially responsible under the cost-sharing provisions in the other cost-sharing agreement. Wyeth has also agreed to reimburse us under this agreement for a defined percentage of specified patent expenses related to ENBREL®, including any up-front license fees and milestones, as well as patent litigation and interference expenses.

Subject to specified limitations, Wyeth will also be responsible for a defined percentage of the liabilities, costs and expenses associated with the manufacture, use or sale of ENBREL® in the United States or Canada.

Agreement Regarding Governance and Commercial Matters

In connection with our acquisition of Immunex, we also entered into an agreement regarding governance and commercial matters with Wyeth. This agreement relates to, among other things:

•
the rights of Wyeth to complete the development of and sell identified products under development by Immunex and the rights to market and promote those products developed by Immunex under an existing products rights agreement (described below);

•	amending the product rights agreement as of the closing of our acquisition of Immunex to terminate the rights described above in exchange for a specified payment to Wyeth;

•
our agreement not to sue Wyeth under any of our patents or any patents that come under our control for infringement for developing, making, using, marketing, distributing, importing or selling ENBREL® anywhere in the world outside of the United States and Canada; and

•
our grant to Wyeth of an exclusive option to acquire, subject to the approval of a third party, an exclusive sublicense under a license agreement between a third party and us. Wyeth may exercise this option at any time on or before December 31, 2002. If exercised, in addition to all upfront payments, milestone payments, and royalties payable under the sublicense agreement, Wyeth will reimburse us in an amount not to exceed a defined cap for amounts paid to the third party in 2002 to maintain the license agreement.

TNFR License and Development Agreement

In July 1996, Immunex entered into a TNFR license and development agreement with Wyeth under which Immunex retained marketing rights to ENBREL® in the United States and Canada, and Wyeth retained marketing rights to ENBREL® outside of the United States and Canada. The TNFR agreement also addresses joint project management, cost sharing for development activities related to ENBREL®, manufacturing responsibilities, intellectual property protection and disposition of rights upon relinquishment or termination of product development.

Agreements Related to the Manufacturing of ENBREL®

Under the TNFR agreement, Immunex agreed with Wyeth to negotiate the terms of a supply agreement for the commercial supply of ENBREL® to Wyeth outside the United States and Canada. In November 1998, Immunex and Wyeth entered into an ENBREL® Supply Agreement with Boehringer Ingelheim Pharma KG, or BI Pharma, for the commercial supply of ENBREL® to Immunex in the United States and Canada, and to Wyeth outside of the United States and Canada. The ENBREL® Supply Agreement was amended in June 2000 to offer BI Pharma financial incentives to provide additional near-term production capacity for ENBREL®, to facilitate process improvements for ENBREL®, and to extend the term of the agreement. The parties have agreed to further amend the ENBREL® Supply Agreement, to be effective June 2002, to reflect the transfer of production to a new BI Pharma manufacturing facility, to provide for the use of an improved manufacturing process, to extend the term of the agreement, and to offer BI Pharma additional financial incentives to provide additional near-term production capacity for ENBREL®.

On January 1, 2002, Immunex purchased from Wyeth a large-scale biopharmaceutical manufacturing facility in West Greenwich, Rhode Island. Immunex collaborated with Wyeth to retrofit this facility and it is intended for the production of ENBREL®. In connection with the signing of the purchase agreement for the Rhode Island manufacturing facility, Immunex and Wyeth entered into a collaboration and global supply agreement related to the manufacture, supply, inventory, and allocation of defined supplies of ENBREL® produced at the Rhode Island manufacturing facility, and a new Rhode Island manufacturing facility under construction as well as particular supplies of ENBREL® produced by either BI Pharma in Germany or Wyeth at a manufacturing facility Wyeth is constructing in Ireland. However, until the Rhode Island manufacturing facility receives regulatory approval, a preliminary August 2000 agreement among Immunex and Wyeth will continue to govern the allocation of supplies of ENBREL®.

Terminated Agreements

Wyeth also entered into the following agreements with either Immunex or us that were terminated upon the closing of our acquisition of Immunex.

Product Rights Agreement

In July 1998, Immunex entered into a product rights agreement with Wyeth, under which Immunex granted Wyeth, among other things, an option to obtain royalty-bearing worldwide exclusive licenses to a limited number of Immunex products for all clinical indications. This option is referred to as a “product call.” The product rights agreement also granted Wyeth a right of first refusal to Immunex covered products and technologies that may only be exercised if the Immunex board of directors decides that Immunex will not market a covered product or technology by itself in any part of the world where it has or acquires marketing rights. In accordance with the agreement regarding governance and commercial matters, the product rights agreement was amended at the closing of our acquisition of Immunex to terminate Wyeth’s product call right and right of first refusal in exchange for a specified payment to Wyeth by us. Under the terms of the agreement, termination of these rights also terminated the agreement.

Governance Agreement

Prior to our acquisition of Immunex, Immunex and Wyeth were parties to a governance agreement which related to, among other things:

•
corporate governance, including the composition of the Immunex board of directors (immediately prior to the closing of our acquisition of Immunex, Wyeth had the right to designate for election two directors of Immunex);

•	Wyeth’s right to purchase additional shares of Immunex common stock from Immunex if specified events occur;

•	future purchases and sales of Immunex common stock by Wyeth;

•	the requirement that members of the Immunex board of directors designated by Wyeth approve specified corporate actions; and

•	the requirement that a supermajority of the members of the Immunex board of directors approve specified corporate actions.

Pursuant to the terms of the governance agreement and the agreement regarding governance and commercial matters, the governance agreement terminated as of the closing of our acquisition of Immunex.

Shareholder Voting Agreement

In connection with our acquisition of Immunex, we entered into a shareholder voting agreement with Wyeth. Under the agreement, Wyeth agreed to, among other things, vote its shares of Immunex common stock in favor of the approval of the Merger Agreement. This agreement terminated in accordance with its terms upon the closing of our acquisition of Immunex.

PLAN OF DISTRIBUTION

Sales by the Selling Security Holder

We are registering the shares on behalf of the selling security holder. The selling security holder may offer the shares from time to time, either in increments or in a single transaction. The selling security holder may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling security holder will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees and Pledgees

The term “selling security holder” includes donees, persons who receive shares from the selling security holder after the date of this prospectus by gift. The term also includes pledgees, persons who, upon contractual default by the selling security holder, may seize shares that the selling security holder pledged to such persons.

Cost and Commissions

The selling security holder will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling security holder will also pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

The selling security holder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holder may sell its shares in one or more types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in negotiated transactions;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or Through Broker-Dealers

The selling security holder may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling security holder, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

The selling security holder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling security holder. The selling security holder also may sell shares short and re-deliver the shares to close out such short positions. The selling security holder may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Certain Distribution Arrangements with Underwriters or Broker-Dealers

Subject to the terms and conditions of the stockholders’ rights agreement, if the selling security holder notifies us that any material arrangement has been entered for the sale of shares through:

•	an underwritten offering,

•	a block trade,

•	a special offering,

•	an exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

The supplement will disclose, to the extent required:

•	the name of the selling security holder and of the participating underwriters and/or broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such underwriters and/or broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	any other facts material to the transaction.

Deemed Underwriting Compensation

The selling security holder and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

The selling security holder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of its shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus Delivery Requirements

Because the selling security holder may be deemed an underwriter, the selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

Sales Under Rule 144 or 145

The selling security holder may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 or 145 under the Securities Act. To do so, the selling security holder must meet the criteria and comply with the requirements of Rule 144 or 145.

Regulation M

The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other such persons. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

In jurisdictions where the state securities laws require it, the selling security holder’s shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

VALIDITY OF THE SECURITIES

The validity of the securities being offered by this prospectus has been passed upon for us by Latham & Watkins, Los Angeles, California.

EXPERTS

The consolidated financial statements of Amgen Inc. as of December 31, 2000 and 2001, and for each of the fiscal years in the three-year period ended December 31, 2001, included in Amgen Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC and incorporated by reference in this prospectus, have been audited by Ernst & Young, independent auditors, as set forth in their report and incorporated herein by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Immunex Corporation as of December 31, 2000 and 2001, and for each of the fiscal years in the three-year period ended December 31, 2001, included in Amgen Inc.’s Current Report on Form 8-K dated May 16, 2002, filed with the SEC and incorporated by reference in this prospectus, have been audited by Ernst & Young, independent auditors, as set forth in their report and incorporated herein by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CERTAIN IMMUNEX FINANCIAL DATA AND PRO FORMA DATA

Page
Immunex Financial Data	F-2
Unaudited Pro Forma Condensed Combining Financial Statements	F-13

Immunex Financial Data

Set forth below are Immunex’s unaudited consolidated condensed balance sheets at June 30, 2002 and December 31, 2001 and unaudited consolidated condensed statements of income and cash flows for the three and six month periods ended June 30, 2002 and 2001 and notes thereto.

IMMUNEX CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(Unaudited)
	June 30, 2002	December 31, 2001
ASSETS

Current assets:
Cash and cash equivalents	$280,454	$198,777
Short-term investments	191,644	659,037
Accounts receivable—trade, net	117,515	85,005
Other receivables	25,341	36,844
Inventories	61,360	34,440
Other current assets	25,274	23,118

Total current assets	701,588	1,037,221
Property, plant and equipment, net	818,763	200,429
Restricted cash and investments	765,000	765,000
Other assets	94,087	292,658

	$2,379,438	$2,295,308

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$115,061	$106,967
Accounts payable—Wyeth	71,079	84,345
Accrued compensation and related items	22,048	31,778
Other current liabilities	12,666	7,774

Total current liabilities	220,854	230,864
Other long-term obligations	745	764
Shareholders’ equity:
Common stock, $.01 par value	2,219,137	2,153,184
Accumulated other comprehensive income	6,758	25,372
Accumulated deficit	(68,056)	(114,876)

Total shareholders’ equity	2,157,839	2,063,680

	$2,379,438	$2,295,308

See accompanying notes.

IMMUNEX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
(Unaudited)

	Three months ended June 30,
	2002	2001
Revenues:
Product sales	$241,533	$231,183
Royalty and contract revenue	691	7,106

	242,224	238,289
Operating expenses:
Cost of product sales	71,131	64,276
Research and development	55,033	50,774
Selling, general and administrative	111,763	102,452
Merger-related costs	2,659	—

	240,586	217,502

Operating income	1,638	20,787
Other income (expense):
Interest and other income, net	15,614	39,175
Interest expense	(13)	(17)

	15,601	39,158

Income before income taxes	17,239	59,945
Provision for income taxes	5,343	11,128

Net income	$11,896	$48,817

Net income per common share:
Basic	$0.02	$0.09

Diluted	$0.02	$0.09

Number of shares used for per share amounts:
Basic	552,775	542,287

Diluted	570,397	567,749

See accompanying notes.

IMMUNEX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)
(Unaudited)

	Six months ended June 30,
	2002	2001
Revenues:
Product sales	$506,934	$443,028
Royalty and contract revenue	7,253	13,100

	514,187	456,128
Operating expenses:
Cost of product sales	141,397	123,058
Research and development	108,731	99,981
Selling, general and administrative	231,793	195,414
Merger-related costs	3,503	—

	485,424	418,453

Operating income	28,763	37,675
Other income (expense):
Interest and other income, net	39,121	69,163
Interest expense	(29)	(31)

	39,092	69,132

Income before income taxes	67,855	106,807
Provision for income taxes	21,035	18,157

Net income	$46,820	$88,650

Net income per common share:
Basic	$0.09	$0.16

Diluted	$0.08	$0.16

Number of shares used for per share amounts:
Basic	550,246	541,777

Diluted	569,302	571,826

See accompanying notes.

IMMUNEX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Six months ended June 30,
	2002	2001
Operating Activities:
Net income	$46,820	$88,650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,635	13,580
Tax benefit from stock option plans	19,609	16,031
Gain on sale of product rights	—	(16,000)
Other	(15,234)	—
Cash flow impact of changes to:
Receivables	(21,007)	21,868
Inventories	(26,920)	3,829
Accounts payable, accrued liabilities and other current liabilities	(10,010)	(32,372)
Other current assets	2,276	1,811

Net cash provided by operating activities	13,169	97,397

Investing Activities:
Purchases of restricted cash and investments	—	(765,000)
Purchases of investments	(1,111,900)	(542,689)
Proceeds from sales and maturities of investments	1,577,761	797,927
Purchases of property, plant and equipment	(441,006)	(30,675)
Purchases of property held for development	—	(13,400)
Other	(2,672)	—

Net cash provided by (used in) investing activities	22,183	(553,837)

Financing Activities:
Proceeds from common stock issued to employees	46,344	10,135
Proceeds from lease financing	—	10,055
Other	(19)	(32)

Net cash provided by financing activities	46,325	20,158

Net increase (decrease) in cash and cash equivalents	81,677	(436,282)
Cash and cash equivalents, beginning of period	198,777	552,767

Cash and cash equivalents, end of period	$280,454	$116,485

See accompanying notes.

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization

We are a leading biopharmaceutical company dedicated to developing immune system science to protect human health. Applying our scientific expertise in the fields of immunology, cytokine biology, vascular biology, antibody-based therapeutics and small molecule research, we work to discover new targets and new therapeutics for treating rheumatoid arthritis, asthma and other inflammatory diseases, as well as cancer and cardiovascular diseases.

We operate in a highly regulated and competitive environment. Our business is regulated primarily by the U.S. Food and Drug Administration, or FDA. The FDA regulates the products we sell, our manufacturing processes and our promotional activities. Obtaining approval for a new therapeutic product is never certain, generally takes many years and is very costly. Competition in researching, developing and marketing biotechnology and pharmaceutical products is intense. Any of the technologies covering our existing products or products under development could become obsolete or diminished in value by discoveries and developments of other organizations.

Our market for pharmaceutical products is primarily the United States. Our sales are primarily to pharmaceutical wholesalers. For the six months ended June 30, 2002, approximately 70% of our product sales were made to three of these wholesalers and approximately 81% of our product sales were from the sale of ENBREL® (etanercept).

Wyeth (formerly American Home Products Corporation) held an approximate 41% equity interest in Immunex. All references to Wyeth include Wyeth and its various affiliates, divisions and subsidiaries.

On December 17, 2001, we announced that we had entered into an Agreement and Plan of Merger, or Merger Agreement, with Amgen Inc. and AMS Acquisition, Inc., a wholly owned subsidiary of Amgen. On May 16, 2002 our shareholders approved the Merger Agreement and on July 15, 2002 the merger was completed and we became a wholly owned subsidiary of Amgen (see Note 7).

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies

The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management must make some estimates and assumptions that affect reported amounts and disclosures.

The financial information for the three and six months ended June 30, 2002 and 2001 is unaudited but includes all adjustments (consisting only of normal recurring accruals, unless otherwise indicated) which we consider necessary for a fair presentation of the results of operations for these periods. Interim results are not necessarily indicative of results for the full fiscal year.

Investments

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, based on current market rates, with the unrealized gains and losses being reported as a separate component of shareholders’ equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income. Interest and dividends on securities classified as available-for-sale are included in interest income. We review our investments on a regular basis for impairment. Securities trading below their original costs for a period of time considered “other than temporary” are written down to current fair value.

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies, continued

Our investments in debt securities, excluding the $765,000,000 in restricted cash and investments, are available for use in our current operations and have been classified as short-term investments (see Note 4). Our equity securities are intended to be a long-term investment.

Inventories

Inventories consist of raw materials, work in process, and finished goods for currently marketed products and product manufactured in plants awaiting FDA approval. The inventory balance of product manufactured at plants awaiting FDA approval was $10,600,000 at June 30, 2002. Inventory is stated at the lower of cost or market. At year-end, cost is determined using a weighted average methodology. During interim periods, cost of goods sold is determined using a standard per unit cost based on the beginning inventory balance and expected additions throughout the year. The appropriate portions of cost variances that are planned and expected to be absorbed by the end of the year are deferred or accrued at interim reporting dates. Unanticipated cost variances are charged to expense during interim periods. The components of inventories are as follows (in thousands):

	June 30, 2002	December 31, 2001
Raw materials	$29,314	$4,133
Work in process	24,922	24,602
Finished goods	7,124	5,705

Totals	$61,360	$34,440

Revenues

Product sales are recognized when product is shipped to our customers. Our sales are made FOB shipping point and we believe that collectibility is reasonably assured at the time of shipment. Product sales are recorded net of reserves for estimated chargebacks, returns, discounts, Medicaid rebates and administrative fees. We maintain reserves based on historical results that we believe are sufficient to cover estimated future requirements. Shipping and handling costs are included in cost of product sales and are not significant.

Revenues earned under royalty, licensing and other contractual agreements are recognized based upon required performance under the terms of the underlying agreements. Royalties from licensees are received quarterly or semi-annually in arrears, based on third-party product sales and are recognized based on the period in which the underlying products are sold. If we are unable to reasonably estimate royalty income under a particular agreement, we will recognize revenue when actual amounts are known. License fees, milestones and other contract fees for which no further performance obligations exist, and there is no continuing involvement by us, are recognized on the earlier of when the payments are received or when collection is assured. If there is an ongoing service or performance requirement, or payments are dependent upon a future contingency, revenue is deferred and recognized over the applicable service period or when the contingency is resolved.

Reclassifications

For comparison purposes, some prior-year amounts in the consolidated condensed financial statements have been reclassified to conform to current-year presentations.

Derivatives and Hedging Activities

We have entered into forward foreign currency contracts to reduce the impact of future currency rate fluctuations related to those purchase commitments for ENBREL® that are denominated in Euros. The forward

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2.    Basis of Presentation and Summary of Significant Accounting Policies, continued

contracts have been designated as cash-flow hedges and, as of June 30, 2002, were considered highly effective. We do not enter into any forward contracts for trading purposes. If it became probable that certain forecasted transactions to purchase inventory would not occur, we would be required to reclassify gains or losses from the unused portion of the contract from other comprehensive income to other income or expense in the income statement. Gains and losses included in other comprehensive income are reclassified to earnings when the hedged item is recognized in earnings. The unrealized gain from our forward contracts of approximately $9,073,000 at June 30, 2002 is included in other current assets and accumulated other comprehensive income. During the first six months of 2002 we experienced unrealized gains of $7,508,000 to ongoing positions and realized gains of approximately $2,099,000 related to closed contracts which are primarily recognized as a reduction of cost of product sales in the income statement.

Note 3.    Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in fair value of our forward exchange contracts designated and effective as cash flow hedges, and changes in fair value of our investments. Our investments are considered available-for-sale and are stated at fair value on the balance sheet. The following table sets forth the components of comprehensive income (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net income	$11,896	$48,817	$46,820	$88,650
Other comprehensive income:
Cumulative effect of adopting FAS 133	—	—	—	7,641
Changes in fair value of forward contracts	7,626	(2,715)	5,409	(7,968)
Changes in fair value of investments	(4,847)	4,077	(24,023)	4,868

Total other comprehensive income	2,779	1,362	(18,614)	4,541
Comprehensive income	$14,675	$50,179	$28,206	$93,191

Note 4.    Helix Project

In March 2001, we entered into a seven and one-half year lease to finance construction of our new research and technology center in Seattle, Washington, known as the Helix Project. In April 2002, we notified the lessor that we had elected to reduce the scope of the project that is subject to the lease financing. As a result, the total cost of the project that was being financed, including financing costs, was reduced from an estimated $750,000,000 to approximately $625,000,000. As part of the lease transaction, we were required to restrict as collateral, cash or investment securities worth $765,000,000 during the construction of the project and 102% of the funds borrowed by the lessor thereafter. The restricted investments consist primarily of money market investments with maturities of one-year or less and are carried at fair value. These investments were held in our name, were restricted as to their withdrawal and were classified as non-current on our balance sheet. The lease is classified as an operating lease for financial reporting purposes, which means that the cost of the facility and related financing obligation are not reflected on our balance sheet. At June 30, 2002, the construction costs incurred totaled approximately $212,795,000 and amount financed totaled approximately $209,413,000. Lease payments begin upon completion of the facility, which is expected to be no later than September 2003, and are variable throughout the lease term based on a LIBOR rate.

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Helix Project, continued

On July 14, 2002 we exercised our purchase option under the lease agreement and acquired the facility from the lessor for $210,128,000. The acquisition cost was funded from our existing cash and investments. As a result of the acquisition, the facility will be reflected on our balance sheet in the future. In addition, the $765,000,000 in restricted cash and investments is no longer restricted.

Note 5.    Income Taxes

The provision for income taxes was $5,343,000 or 31% of pre-tax income, for the three months ended June 30, 2002, compared to $11,128,000, or 19% of pre-tax income, for the three months ended June 30, 2001. The provision for income taxes was $21,035,000 or 31% of pre-tax income, for the six months ended June 30, 2002, compared to $18,157,000, or 17% of pre-tax income, for the six months ended June 30, 2001. During 2001, federal tax expense, for financial reporting purposes, was offset by fully utilizing current research and experimentation credits and research and experimentation credit carryforwards. We fully utilized our remaining research and experimentation credit carryforwards available to offset federal tax expense for financial reporting purposes in 2001 and as a result, our effective tax rate during 2002 more closely reflects a rate based on the federal statutory rate less the effect of current year research and experimentation tax credits.

Note 6.    Net Income per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the weighted average number of common shares outstanding plus the weighted average dilutive effect of outstanding stock options using the “treasury stock” method. The components for calculating net income per share are set forth in the following table (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001
Net income	$11,896	$48,817	$46,820	$88,650

Weighted average common shares outstanding, basic	552,775	542,287	550,246	541,777
Net effect of dilutive stock options	17,622	25,462	19,056	30,049

Weighted average common shares outstanding, diluted	570,397	567,749	569,302	571,826

Net income per common share, basic	$0.02	$0.09	$0.09	$0.16

Net income per common share, diluted	$0.02	$0.09	$0.08	$0.16

Note 7.    Agreement to Merge with Amgen Inc.

On December 16, 2001, we entered into an Agreement and Plan of Merger with Amgen Inc. and AMS Acquisition Inc., a wholly owned subsidiary of Amgen. The merger was approved by our shareholders on May 16, 2002 and on July 15, 2002 Immunex was acquired by Amgen (see Note 11). During the first and second quarter of 2002, we incurred costs related to the merger totaling $844,000 and $2,659,000, respectively, primarily for financial advisory, legal and accounting fees. We incurred an additional $42,500,000 in financial advisory and legal fees in July 2002 that were contingent upon the completion of the merger. Such amount has not been reflected in the accompanying statements of income.

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8.    Acquisition of Rhode Island Manufacturing Facility

We collaborated with Wyeth on the construction of a large-scale manufacturing facility in Rhode Island intended for the production of ENBREL®. Wyeth acquired the facility in 1999 and we worked together with Wyeth to retrofit the manufacturing facility to accommodate the commercial production of ENBREL®. We assumed ownership of the Rhode Island manufacturing facility in January 2002. The purchase of the Rhode Island manufacturing facility was funded with available cash and investments. In the fourth quarter of 2001, we made a $192,778,000 deposit towards the purchase of the manufacturing facility. We made additional payments totaling $307,025,000 during the first quarter of 2002 to complete the payment of the purchase price.

Note 9.    Contingencies

On March 7, 2002, ZymoGenetics, Inc., or ZymoGenetics, filed a patent infringement lawsuit against us in the U.S. District Court for the Western District of Washington, relating to six U.S. patents having claims directed to certain fusion proteins and processes for making these proteins. The patents-in-suit are the following U.S. patents: 5,843,725; 6,018,026; 6,291,212 BI; 6,291,646 BI; 6,300,099 BI; and 6,323,323 BI. Although not specified in the complaint, in its public statements, ZymoGenetics asserts that the manufacture, importation and sale of ENBREL® infringes these patents. ZymoGenetics seeks a declaration of infringement and available remedies under the patent laws, including monetary damages and injunctive relief. While it is not possible to predict accurately or to determine the eventual outcome of this matter, we believe that the outcome of this proceeding will not have a material adverse effect on our annual financial statements.

We have been advised that approximately 20 pharmaceutical companies are under investigation by the U.S. Department of Justice, U.S. Department of Health and Human Services and/or state agencies related to the pricing of their products. We have received notice from the U.S. Department of Justice requesting us to produce documents in connection with a Civil False Claims Act investigation of the pricing of our current and former products for sale and eventual reimbursement by Medicare or state Medicaid programs. We also have received similar requests from the U.S. Department of Health and Human Services and state agencies. Several of our current and former products are or were regularly sold at substantial discounts from list price. We do not know what action, if any, the federal government or any state agency will take as a result of their investigations. While it is not possible to predict accurately or to determine the eventual outcome of these matters, we believe that the outcome of these proceedings will not have a material adverse effect on our annual financial statements.

We have been served with complaints in eight separate civil actions broadly alleging that we, together with a large number of other pharmaceutical manufacturers, reported prices for certain products that overstate the Average Wholesale Price (“AWP”), allegedly inflating reimbursement, including co-payments paid to providers who prescribe and administer the products. The complaints assert varying claims under the federal RICO statutes and its state law corollaries, as well as state law claims for deceptive trade practices and common law fraud and seek an undetermined amount of damages, as well as other relief, including declaratory and injunctive relief. The cases include:

•	Citizens for Consumer Justice, et al., v. Abbott Laboratories, Inc., et al. (U.S. District Court, District of Massachusetts)(complaint served on January 3, 2002);

•	State of Nevada v. American Home Products Corporation, et al. (removed from Nevada state court to the U.S. District Court for the District of Nevada)(complaint served on March 22, 2002);

•
State of Montana ex rel. Mike McGrath, Attorney General v. Abbott Laboratories, et al. (removed from Montana state court to the U.S. District Court for the District of Montana)(complaint served on February 5, 2002);

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9.    Contingencies, continued

•	Action Alliance of Senior Citizens of Greater Philadelphia, Inc. v. Immunex, et al. (U.S. District Court for the Western District of Washington)(complaint served on December 10, 2001);

•
Constance Thompson, et al. v. Abbott Laboratories, et al. (removed from California Superior Court—San Francisco County to the U.S. District Court for the Northern District of California)(filed on August 23, 2002; Immunex has not been served with a complaint);

•	Ronald Turner et al. v. Abbott Laboratories, et al. (California Superior Court—San Francisco County)(complaint served on September 24, 2002);

•
John Rice, et al. v. Abbott Laboratories, et al. (removed from California Superior Court—Alameda County to the U.S. District Court for the Northern District of California)(complaint served on July 25, 2002);

•	Congress of California Seniors v. Abbott Laboratories, et al. (California Superior Court—Los Angeles County)(complaint served on September 26, 2002).

On April 30, 2002, the Joint Panel on Multidistrict Litigation (the “JPML”) entered an order consolidating certain pending AWP litigation, including the Massachusetts and Washington actions, and transferring those matters pending further order to Judge Patti Saris, U.S. District Court for the District of Massachusetts, and re-captioning the Multidistrict Litigation as In Re: Pharmaceutical Industry Average Wholesale Price Litigation MDL No. 1456. On May 1, 2002, we received notice that a motion for multi-district litigation transfer had been granted and that the Massachusetts and Washington actions would be consolidated for pretrial proceedings in United States District Court in Boston, Massachusetts. On September 6, 2002, the plaintiffs in the MDL filed a Consolidated Master Complaint against us and the other defendants. While it is not possible to predict accurately or to determine the eventual outcome of these matters, we believe that the outcome of these proceedings will not have a material adverse effect on our annual financial statements.

Both the Nevada and Montana matters have been conditionally transferred to the District of Massachusetts, although plaintiffs in those cases have filed oppositions and intend to move to vacate the conditional transfer orders and have moved to remand those cases to state court, which motions are currently pending. While it is not possible to predict accurately or to determine the eventual outcome of these matters, we believe that the outcome of these proceedings will not have a material adverse effect on our annual financial statements.

Each of the four California state actions (Rice, Thompson, Turner and California Seniors) were filed as putative class actions in California state courts. These separate actions, which were brought under Section 17200 of California’s Business & Professions Code, similarly allege a similar scheme among defendants to overstate AWP. The complaints allege that defendants violated California’s Business and Professions Code (Section 17200) and seek undefined damages, together with equitable and injunctive relief. The Rice and Thompson actions have been removed to federal court. While it is not possible to predict accurately or to determine the eventual outcome of these matters, we believe that the outcome of these proceedings will not have a material adverse effect on our annual financial statements.

Note 10.    Leukine Divestiture

On May 2, 2002, we entered into an agreement to sell our rights to the product Leukine to Schering AG Germany for approximately $380,000,000 plus additional cash consideration upon achievement of certain milestones. We pursued the sale in connection with our merger with Amgen (see Note 7). The divestiture of Leukine was completed in July 2002, subsequent to the close of the Amgen merger. Sales of Leukine totaled

IMMUNEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.    Leukine Divestiture, continued

$30.0 million for the three months ended June 30, 2002, compared to $24.4 million for the three months ended June 30, 2001. Sales of Leukine totaled $58.6 million for the six months ended June 30, 2002, compared to $50.6 million for the six months ended June 30, 2001.

Note 11.    Subsequent Events

On July 15, 2002, Immunex was acquired by Amgen pursuant to the Amended and Restated Agreement and Plan of Merger dated as of December 16, 2001 among Amgen, AMS Acquisition Inc., a wholly owned subsidiary of Amgen, or Merger Sub, and Immunex, as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger dated as of July 15, 2002, or Merger Agreement. Pursuant to the Merger Agreement, Immunex was merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Amgen. Each share of Immunex common stock outstanding at the effective time of the merger was converted into the right to receive 0.44 of a share of Amgen common stock and $4.50 in cash. In addition, each outstanding option to purchase Immunex common stock at the effective time of the merger was assumed by Amgen and exchanged into an option to purchase Amgen common stock based on the terms of the Merger Agreement.

On July 14, 2002, we exercised our purchase option under the lease financing of our new research and technology center and acquired the facility from the lessor for $210,128,000 (see Note 4). The acquisition cost was funded from our existing cash and investments.

Unaudited Pro Forma Condensed Combining Financial Statements

The following unaudited pro forma condensed combining balance sheet as of June 30, 2002 and the unaudited pro forma condensed combining statements of operations for the year ended December 31, 2001 and the six months ended June 30, 2002 have been prepared to illustrate the effect of the merger of Amgen and Immunex Corporation as though the merger had occurred on June 30, 2002 in the pro forma balance sheet and as of January 1, 2001 in the pro forma statement of operations for the year ended December 31, 2001 and as of January 1, 2002 in the pro forma statement of operations for the six months ended June 30, 2002. The pro forma information is based upon the historical consolidated financial statements of Amgen and the historical consolidated financial statements of Immunex, giving effect to the merger under the purchase method of accounting and the assumptions, estimates and adjustments described in the notes to the unaudited pro forma condensed combining financial statements. The assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information. All interim financial data used to develop the unaudited pro forma condensed combining balance sheet and statement of operations for the six months ended June 30, 2002 are unaudited, but in the opinion of Amgen management, reflect all adjustments necessary (consisting only of normal recurring accruals) for a fair presentation thereof. However, results for interim periods may not be indicative of results that may be achieved in a full fiscal year.

The unaudited pro forma condensed combining financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations that would have been reported had the merger occurred on the dates indicated, nor do they represent a forecast of the consolidated financial position at any future date or the consolidated results of operations for any future period. Furthermore, no effect has been given in the unaudited pro forma condensed combining statements of operations for synergistic benefits that may be realized through the combination of the two companies or costs that may be incurred in integrating their operations. The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical consolidated financial statements, including the notes thereto, and management’s discussion and analysis of financial condition and results of operations of Amgen included in Amgen’s Annual Report on Form 10-K for the year ended December 31, 2001 and in Amgen’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, both filed with the SEC. The unaudited pro forma condensed combining financial statements should also be read in conjunction with Immunex’s condensed financial statements for the quarterly period ended June 30, 2002, including the notes thereto, included in this Registration Statement. In addition, the unaudited pro forma condensed combining financial statements should be read in conjunction with the historical consolidated financial statements, including the notes thereto, and management’s discussion and analysis of financial condition and results of operations of Immunex included in Immunex’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC.

IMMUNEX CORPORATION

PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions, except per share data)
(Unaudited)
	Amgen	Immunex	Pro forma Adjustments		Pro forma Combined
Revenues:
Product sales	$3,511.0	$959.6	$—		$4,470.6
Corporate partner revenues	252.0	0.7	—		252.7
Royalty income	252.7	26.5	—		279.2

Total revenues	4,015.7	986.8	—		5,002.5

Operating expenses:
Cost of sales	443.0	256.1	12.5	(3)	755.1
			43.5	(4)
Research and development	865.0	204.7	37.9	(3)	1,107.6
Selling, general and administrative	970.7	423.0	18.0	(3)	1,411.7
Amortization of acquired identifiable intangible assets	—	—	338.8	(1)	338.8
Loss of affiliates, net	2.7	—	—		2.7
Other items, net	203.1	5.6	—		208.7

Total operating expenses	2,484.5	889.4	450.7		3,824.6

Operating income	1,531.2	97.4	(450.7)		1,177.9
Other income (expense):
Interest and other income, net	168.7	115.1	(7.7	)(2c)	276.1
Interest expense, net	(13.6)	—	(30.4	)(2a)	(44.0)

Total other income	155.1	115.1	(38.1)		232.1

Income before income taxes	1,686.3	212.5	(488.8)		1,410.0
Provision for income taxes	566.6	42.5	(148.9	)(5)	460.2

Net income	$1,119.7	$170.0	$(339.9)		$949.8

Earnings per share:
Basic	$1.07	$0.31			$0.74
Diluted	$1.03	$0.30			$0.71
Shares used in calculation of earnings per share (6):
Basic	1,045.5	542.9			1,290.1
Diluted	1,084.4	569.1			1,372.8

IMMUNEX CORPORATION

PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(In millions, except per share data)
(Unaudited)

	Amgen	Immunex	Pro forma Adjustments		Pro forma Combined
Revenues:
Product sales	$2,023.8	$506.9	$—		$2,530.7
Corporate partner revenues	85.4	1.6	—		87.0
Royalty income	148.4	5.7			154.1

Total revenues	2,257.6	514.2	—		2,771.8

Operating expenses:
Cost of sales	235.5	141.4	7.6	(3)	428.0
			43.5	(4)
Research and development	437.0	108.7	18.7	(3)	564.4
Selling, general and administrative	566.3	231.8	9.4	(3)	807.5
Amortization of acquired identifiable intangible assets	—	—	169.4	(1)	169.4
Earnings of affiliates, net	(3.4)	—	—		(3.4)
Other items, net	—	3.5	—		3.5

Total operating expenses	1,235.4	485.4	248.6		1,969.4

Operating income	1,022.2	28.8	(248.6)		802.4
Other income (expense):
Interest and other income, net	89.2	39.0	(19.0	)(2b)	106.8
			(2.4	)(2c)
Interest expense, net	(19.7)	—	(5.0	)(2a)	(24.7)

Total other income	69.5	39.0	(26.4)		82.1

Income before income taxes	1,091.7	67.8	(275.0)		884.5
Provision for income taxes	338.4	21.0	(100.9	)(5)	258.5

Net income	$753.3	$46.8	$(174.1)		$626.0

Earnings per share:
Basic	$0.72	$0.09			$0.49
Diluted	$0.70	$0.08			$0.47
Shares used in calculation of earnings per share(6):
Basic	1,041.2	550.2			1,285.8
Diluted	1,092.4	569.3			1,356.5

IMMUNEX CORPORATION

PRO FORMA CONDENSED COMBINING BALANCE SHEET AS OF JUNE 30, 2002
(In millions)
(Unaudited)

	Amgen	Immunex	Pro forma Adjustments		Pro forma Combined
Assets
Current assets:
Cash and cash equivalents	$2,905.0	$280.5	$(2,526.2	)(3)	$1,604.1
			554.9	(4a)
			389.9	(9)
Marketable securities	2,152.8	191.6	—		2,344.4
Trade receivables, net	553.5	117.5	—		671.0
Inventories	387.2	61.4	(9.6	)(9)	482.5
			43.5	(8)
Other current assets	335.2	50.6	—		385.8

Total current assets	6,333.7	701.6	(1,547.5)		5,487.8
Property, plant and equipment at cost, net	2,013.6	818.8	210.1	(4a)	2,537.4
			(505.1	)(4b)
Acquired identifiable intangible assets	—	—	4,818.6	(1)	4,818.6
Acquired in-process research and development	—	—	2,991.8	(2)	—
			(2,991.8	)(2)
Goodwill	—	—	9,664.0	(1)	9,664.0
Restricted cash and investments	—	765.0	(765.0	)(4a)	—
Other assets	790.3	94.0	(25.1	)(1)	846.0
			(13.2	)(6)

	$9,137.6	$2,379.4	$11,836.8		$23,353.8

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$132.4	$115.1	$—		$247.5
Accounts payable—Wyeth	—	71.1	—		71.1
Commercial paper	100.0	—	—		100.0
Accrued liabilities	969.8	34.7	185.5	(6)	1,340.0
			150.0	(4b)

Total current liabilities	1,202.2	220.9	335.5		1,758.6
Deferred tax liability	—	—	1,571.1	(5)	1,467.7
			136.6	(9)
			(240.0	)(10)
Long-term debt	3,054.8	0.7	—		3,055.5
Stockholders’ equity:
Common stock and additional paid-in capital	3,722.0	2,219.1	(2,219.1	)(7)	18,905.2
			15,183.2	(7)
Retained earnings/(accumulated deficit)	1,134.1	(68.1)	68.1	(7)	(1,857.7)
			(2,991.8	)(2)
Accumulated other comprehensive income	24.5	6.8	(6.8	)(7)	24.5

Total stockholders’ equity	4,880.6	2,157.8	10,033.6		17,072.0

	$9,137.6	$2,379.4	$11,836.8		$23,353.8

Pro forma common shares outstanding(11)					1,275.6

IMMUNEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINING FINANCIAL STATEMENTS

Note 1—Basis of Presentation

On July 15, 2002, Amgen completed its acquisition of Immunex. The acquisition is being accounted for under the purchase method of accounting. The transaction is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. At the close of the merger, each share of Immunex common stock outstanding was converted into 0.44 of a share of Amgen common stock and $4.50 cash. In addition, except for “converted options” described below, at the closing of the merger each option outstanding to purchase a share of Immunex common stock was assumed by Amgen and constituted an option to acquire the number of shares of Amgen common stock determined by multiplying the number of shares of Immunex common stock subject to the option immediately prior to the merger by 0.52, with an exercise price equal to the exercise price of the assumed Immunex option divided by 0.52. Each of these options was subject to the same terms and conditions that were in effect for the related Immunex options, except that each option that was outstanding on December 16, 2001, became fully vested and immediately exercisable for shares of Amgen common stock. Options granted by Immunex subsequent to December 16, 2001 retained their original vesting provisions. Each option outstanding at the close with an exercise price greater than $40 (the “converted options”) was converted into an option to purchase that number of shares of Amgen common stock equal to 40% of the number of shares subject to the related converted option at an exercise price per share equal to the fair market value of a share of Amgen common stock on the date on which the option converted, or $31.07 per share, and otherwise subject to the terms and conditions, including the vesting schedule, that were applicable to the related converted option.

At the close of the merger, Amgen issued approximately 244,600,000 shares in exchange for the approximately 555,800,000 shares of Immunex common stock outstanding as of July 15, 2002, and assumed approximately 22,400,000 options to purchase shares of Amgen common stock, under which the right to purchase approximately 18,900,000 shares of Amgen common stock were fully vested and immediately exercisable. In addition, Amgen paid Wyeth $25,000,000 at the closing of the merger for the termination of certain Immunex product rights in favor of Wyeth, as specified in the agreement regarding governance and commercial matters.

The purchase price of the acquisition is approximately $17.8 billion estimated as follows (in millions):

Value of Amgen shares issued	$14,313.0
Cash consideration (including payment to Wyeth)	2,526.2
Value of Amgen options issued	870.2
Transaction costs	62.4

Total	$17,771.8

The value of the Amgen shares used in determining the purchase price was $58.525 per share based on the average of the closing prices of Amgen common stock for a range of four trading days, two days prior to and two days subsequent to the announcement of the merger. The fair values of the options issued were also determined based on the $58.525 stock price using the Black-Scholes method assuming an expected weighted average life of 1.5 years, weighted average risk-free rate of 2.1%, volatility of 50%, and no expected dividends.

IMMUNEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINING FINANCIAL STATEMENTS—(Continued)

The allocation of the purchase price as of June 30, 2002 is summarized below (in millions):

Current assets	$1,680.3
Property, plant, and equipment	523.8
In-process research and development	2,991.8
Identifiable intangible assets (including developed technology and core technology of $3,279.9 and $1,348.3, respectively)	4,818.6
Goodwill	9,664.0
Other assets	68.9
Current liabilities	(507.2)
Deferred tax liability	(1,467.7)
Other long-term liabilities	(0.7)

Net assets	$17,771.8

The allocation of the purchase price is preliminary and is based, in part, on a preliminary third party valuation for the fair values of in-process research and development, identifiable intangible assets, and certain property and equipment. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including the fair values of in-process research and development and other identifiable intangibles, and the fair values of liabilities assumed as of the date that the acquisition was consummated. The excess of the purchase price over the fair values of assets and liabilities acquired is allocated to goodwill. The purchase price allocation will remain preliminary until Amgen evaluates restructuring plans to be undertaken following the consummation of the merger, obtains final independent third party valuation of intangible assets and certain tangible assets, and determines the fair values of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the consummation of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combining financial statements.

The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the July 15, 2002, had not reached technological feasibility and had no alternative future use. The values of these research projects were determined based on analyses using cash flows to be generated by the products that result from the in-process projects. These cash flows were estimated by forecasting total revenues expected from these products and then deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of net cash flows arising from the in-process technology. These cash flows were substantially reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties given the stage of development of these projects at closing. The fair value allocated to in-process research and development as of July 15, 2002 was $2,991,800,000 of the total purchase price—including the estimated value of projected new indications of ENBREL® of $1,802,600,000 and approximately seven additional research and development programs that were in various stages of development, but had not reached technological feasibility as of the closing date and had no alternative future use. The amounts allocated to in-process research and development will be charged to the statement of operations in the quarter ended September 30, 2002.

The total estimated amount of identifiable intangible assets is approximately $4,818,600,000. The useful life of identifiable intangible assets, primarily ENBREL®, is approximately 15 years. The values of identifiable intangible assets were determined using a discounted cash flow model with appropriate discount rates. The amount of identifiable intangible assets, the estimated useful lives, and acquired in-process research and development were determined based upon a preliminary third party valuation. To the extent the final amounts

IMMUNEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINING FINANCIAL STATEMENTS—(Continued)

and estimated useful lives are different than those presented above, the unaudited pro forma condensed combining financial statements could change significantly.

In May 2002, Immunex entered into an agreement to sell certain assets used in connection with its Leukine® business to Schering Aktiengesellschaft (“Schering”). Schering agreed to pay Immunex approximately $389,900,000 in cash, including the value of certain assets, plus additional cash consideration upon achievement of certain milestones. Immunex agreed to sell its Leukine® business in connection with the pending acquisition of Immunex by Amgen. Leukine® had sales for Immunex of $108,400,000 for the year ended December 31, 2001 and $58,600,000 for the six months ended June 30, 2002. For antitrust reasons, information regarding the results of operations attributable to Leukine® is not reviewable by Amgen, and therefore, has not been excluded from the pro forma condensed combining statements of operations presented. Upon the closing of the merger, the sale of Leukine to Schering was completed. As a result, the sale of Leukine has been reflected in the pro forma condensed combining balance sheet as of June 30, 2002.

Note 2—Pro Forma Adjustments

Pro Forma Condensed Combining Statement of Operations

1)  Reflects amortization of identifiable intangible assets based on the estimated fair values and estimated useful lives assigned to these assets at the date of acquisition.

2a)  Reflects additional interest expense and amortization of debt issuance costs from the issuance of 30-year, zero-coupon senior convertible notes (“Convertible Notes”). On March 1, 2002, Amgen raised approximately $2,821,200,000 from the issuance of the Convertible Notes with a yield to maturity of 1.125%. Solely for the purposes of presenting the pro forma condensed combining statements of operations, Amgen has reflected $2,526,200,000 of such borrowings (which is equal to the estimated cash portion of the merger consideration), net of debt issuance costs of $56,500,000, as outstanding during the entire period prior to the actual issuance of such notes.

2b)  Reflects an adjustment for interest income earned from March 2002 through June 2002 on $2,526,200,000 of the proceeds from the issuance of Convertible Notes which would not have been earned had the cash portion of the merger consideration been paid on January 1, 2002.

2c)  Reflects an adjustment for interest income earned on the amount paid to terminate the synthetic lease related to the Helix facility. Immediately prior to the close of the merger, Immunex terminated its synthetic lease arrangement related to the Helix facility. Upon termination of the lease arrangement, Immunex paid the lessor approximately $210,100,000 for construction costs incurred to date.

3)  Principally reflects compensation expense payable to certain Immunex employees under the Immunex Corporate Retention Plan, which calls for retention payments to be made to certain Immunex employees over a two-year period subsequent to a change in control. The total estimated amount of the future retention payments to be made under the retention plan was determined based on the contractual terms of the retention plan and the Amgen’s preliminary estimate of those employees that were to become Amgen employees, as well as those employees that were to remain in transition roles with Amgen for a predetermined estimated period of time. The estimated amounts will have a continuing impact on the combined results of operations over a two-year period and, as such, these costs have been reflected in the pro forma condensed combining statements of operations.

IMMUNEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINING FINANCIAL STATEMENTS—(Continued)

4)  Reflects an adjustment to record the difference between the preliminary estimate of fair value and the historical cost of the acquired Immunex inventory.

5)  Reflects the tax effect of the pro forma adjustments, including amortization of identifiable intangible assets. The Immunex historical pre-tax income and the pro forma adjustments have been tax effected at Amgen’s marginal tax rate of 38.75%.

6)  Pro forma basic earnings per share is calculated by dividing the pro forma net income by the pro forma weighted average shares outstanding. Pro forma diluted earnings per share is calculated by dividing the pro forma net income by the pro forma weighted average shares outstanding and dilutive potential weighted shares outstanding. Dilutive potential shares outstanding also include common shares to be issued under the assumed conversion of outstanding Convertible Notes which are included under the “if-converted” method. The following sets forth the computation for pro forma basic and diluted earnings per share (in millions):

	Year ended December 31, 2001	Six months ended June 30, 2002
Income (Numerator):
Pro forma net income for basic EPS	$949.8	$626.0

Shares (Denominator):
Shares used to calculate Amgen’s historical basic earnings per share	1,045.5	1,041.2
Shares issued in acquisition of Immunex	244.6	244.6

Shares used to calculate pro forma basic earnings per share	1,290.1	1,285.8
Pro forma basic earnings per share share	$0.74	$0.49

	Year ended December 31, 2001	Six months ended June 30, 2002
Income (Numerator):
Pro forma net income for basic EPS	$949.8	$626.0
Adjustment for interest expense on convertible notes, net of tax	18.6	9.9

Pro forma income for diluted EPS, after assumed conversion of convertible notes	968.4	635.9

Shares (Denominator):
Shares used to calculate Amgen’s historical diluted earnings per share	1,084.4	1,068.8
Shares issued in acquisition of Immunex	244.6	244.6
Impact of dilutive Amgen options issued in acquisition of Immunex	8.8	8.1
Impact of dilutive securities issuable under the “if-converted” method	35.0	35.0

Shares used to calculate pro forma diluted earnings per share	1,372.8	1,356.5
Pro forma diluted earnings per share share	$0.71	$0.47

Pro forma Condensed Combining Balance Sheet

1)  To eliminate Immunex’s historical intangible assets and record the estimated fair value of identifiable intangible assets based on a preliminary third party valuation, and to record goodwill arising from the acquisition.

IMMUNEX CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINING FINANCIAL STATEMENTS—(Continued)

2)  To reflect the estimated fair value of in-process research and development based on a preliminary third party valuation. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma condensed combining statements of operations. However, this item will be recorded as an expense in the quarter ended September 30, 2002.

3)  To record the payment of the estimated cash portion of the merger consideration.

4a)  To reflect the termination of the synthetic lease related to the Helix facility. Concurrent with the close of the Immunex acquisition, Immunex terminated its synthetic lease arrangement related to the Helix facility. Upon termination of the lease arrangement, Immunex paid the lessor approximately $210,100,000 for construction costs incurred to date out of non-current restricted cash and investments. In addition, as part of the synthetic lease transaction, Immunex was required to restrict, as collateral, cash and/or investment securities worth $765,000,000 during the construction of the project. In connection with the termination of the synthetic lease, the remaining restricted funds have been reflected as cash and cash equivalents in the accompanying pro forma combining balance sheet as of June 30, 2002.

4b)  To reflect the estimated fair value of property and equipment acquired based on a preliminary third party valuation of certain assets.

5)  To provide deferred taxes arising from the differences between the bases of assets and liabilities acquired for financial statement and income tax purposes.

6)  To accrue estimated transaction costs of $49,200,000, reclassify approximately $13,200,000 paid as of June 30, 2002 from other assets to goodwill, and to adjust liabilities for estimated costs of $136,300,000 primarily related to retention benefits payable at close under the Immunex Corporate Retention Plan, and severance and relocation benefits.

7)  To eliminate historical shareholders’ equity accounts of Immunex, and to record the issuance of Amgen common stock and options as part of the purchase price.

8)  Reflects an adjustment to record the difference between the preliminary estimate of fair value and the historical cost of the acquired Immunex inventory.

9)  To reflect the sale of Leukine® and related assets to Schering for total proceeds of approximately $389,900,000 to record the related tax liability.

10)  To reflect a deferred tax asset to reduce Immunex’s valuation allowance primarily with respect to its net operating loss carryforwards prior to the acquisition.

11)  The pro forma common shares outstanding as of June 30, 2002 is calculated as follows (in millions):

Historical Amgen common shares outstanding as of June 30, 2002	1,031.0
Shares issued in acquisition of Immunex	244.6

Pro forma common shares outstanding as of June 30, 2002	1,275.6

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$302,200
Legal Fees and Expenses	55,000
Accounting Fees and Expenses	40,000
Printing Expenses	7,500
Miscellaneous Expenses	3,000

Total	$407,700

Item 15 .    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, the Restated Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Amgen contain provisions covering indemnification of corporate directors and officers against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors and officers, including proceedings under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registrant has authorized the entering into of indemnity contracts and provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.

Item 16.    Exhibits

Exhibit Number	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc., and Immunex Corporation.(1)

2.2	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of July 15, 2002, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation.(2)

4.1	Form of stock certificate for the common stock, par value $.0001, of Amgen Inc.(3)

4.2	Amended and Restated Rights Agreement, dated as of December 12, 2000 between Amgen Inc. and American Stock Transfer & Trust Company, as Rights Agent.(4)

4.3	Stockholders’ Rights Agreement, dated as of December 16, 2001, by and among Amgen Inc., American Home Products Corporation, MDP Holdings, Inc. and Lederle Parenterals, Inc.(5)

4.4
Indenture, dated as of March 1, 2002, by and between Amgen Inc. and LaSalle Bank National Association with respect to $3.95 billion aggregate principal amount at maturity of Liquid Yield Option™ Notes due 2032.(6)

4.5	Form of Liquid Yield Option™ Note due 2032.(6)

Exhibit Number	Description

4.6	Registration Rights Agreement, dated as of March 1, 2002, by and between Amgen Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.(6)

5.1	Opinion of Latham & Watkins as to the legality of the securities being offered.(9)

23.1	Consent of Ernst & Young LLP, Independent Auditors.(7)

23.2	Consent of Ernst & Young LLP, Independent Auditors (Immunex Corporation).(7)

23.3	Consent of Latham & Watkins (included in exhibit 5.1).

24.1	Power of Attorney.(9)

99.1	Amended and Restated Promotion Agreement, dated as of December 16, 2001, by and between Immunex Corporation, American Home Products Corporation and Amgen Inc.(8)

(1)
Filed as an annex to Amgen’s Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002 (File No. 333-81832) and incorporated herein by reference.

(2)
Filed as an exhibit to Amgen’s Post-Effective Amendment No. 1 to Form S-4 filed with the SEC on July 15, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002, as amended by Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002 (File No. 333-81832) and incorporated herein by reference.

(3)	Filed as an exhibit to Amgen’s Form 10-Q for the quarter ended March 31, 1997 on May 13, 1997 and incorporated herein by reference.

(4)	Filed as an exhibit to Amgen’s Form 8-K Current Report dated December 13, 2000 on December 18, 2000 and incorporated herein by reference.

(5)	Filed as an exhibit to Amgen’s Form S-4 Registration Statement dated January 31, 2002 and incorporated herein by reference.

(6)	Filed as an exhibit to Amgen’s Form 8-K Current Report dated February 21, 2002 on March 1, 2002 and incorporated herein by reference.

(7)	Filed herewith.

(8)
Filed as an exhibit to Amgen’s Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002 (File No. 333-81832) and incorporated herein by reference.

(9)	Filed as an exhibit to the initial Registration Statement.

Item 17.    Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on the 23rd day of October, 2002.

AMGEN INC.

By:	/S/ RICHARD D. NANULA
Richard D. Nanula Executive Vice President, Finance, Strategy and Communications, and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Kevin W. Sharer	Chairman, Chief Executive Officer, President and Director	October 23, 2002

* Richard D. Nanula	Executive Vice President, Finance, Strategy and Communications, and Chief Financial Officer	October 23, 2002

/s/ BARRY D. SCHEHR Barry D. Schehr	Vice President, Financial Operations, and Chief Accounting Officer	October 23, 2002

* David Baltimore	Director	October 23, 2002

* Frank J. Biondi, Jr.	Director	October 23, 2002

* Jerry D. Choate	Director	October 23, 2002

Edward V. Fritzky	Director

* Frederick W. Gluck	Director	October 23, 2002

* Franklin P. Johnson, Jr.	Director	October 23, 2002

* Steven Lazarus	Director	October 23, 2002

S-1

Signature	Title	Date

* Gilbert S. Omenn	Director	October 23, 2002

* Judith C. Pelham	Director	October 23, 2002

* J. Paul Reason	Director	October 23, 2002

* Donald B. Rice	Director	October 23, 2002

* Patricia C. Sueltz	Director	October 23, 2002

*By:	/s/ RICHARD D. NANULA
Richard D. Nanula
ATTORNEY-IN-FACT

S-2

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc., and Immunex Corporation.(1)

2.2	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of July 15, 2002, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation.(2)

4.1	Form of stock certificate for the common stock, par value $.0001, of Amgen Inc.(3)

4.2	Amended and Restated Rights Agreement, dated as of December 12, 2000 between Amgen Inc. and American Stock Transfer & Trust Company, as Rights Agent.(4)

4.3	Stockholders’ Rights Agreement, dated as of December 16, 2001, by and among Amgen Inc., American Home Products Corporation, MDP Holdings, Inc. and Lederle Parenterals, Inc.(5)

4.4
Indenture, dated as of March 1, 2002, by and between Amgen Inc. and LaSalle Bank National Association with respect to $3.95 billion aggregate principal amount at maturity of Liquid Yield Option™ Notes due 2032.(6)

4.5	Form of Liquid Yield Option™ Note due 2032.(6)

4.6	Registration Rights Agreement, dated as of March 1, 2002, by and between Amgen Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.(6)

5.1	Opinion of Latham & Watkins as to the legality of the securities being offered.(9)

23.1	Consent of Ernst & Young LLP, Independent Auditors.(7)

23.2	Consent of Ernst & Young LLP, Independent Auditors (Immunex Corporation).(7)

23.3	Consent of Latham & Watkins (included in exhibit 5.1).

24.1	Power of Attorney (9).

99.1	Amended and Restated Promotion Agreement, dated as of December 16, 2001, by and between Immunex Corporation, American Home Products Corporation and Amgen Inc.(8)

(1)
Filed as an annex to Amgen’s Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002 (File No. 333-81832) and incorporated herein by reference.

(2)
Filed as an exhibit to Amgen’s Post-Effective Amendment No. 1 to Form S-4 filed with the SEC on July 15, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002, as amended by Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002 (File No. 333-81832) and incorporated herein by reference.

(3)	Filed as an exhibit to Amgen’s Form 10-Q for the quarter ended March 31, 1997 on May 13, 1997 and incorporated herein by reference.

(4)	Filed as an exhibit to Amgen’s Form 8-K Current Report dated December 13, 2000 on December 18, 2000 and incorporated herein by reference.

(5)	Filed as an exhibit to Amgen’s Form S-4 Registration Statement dated January 31, 2002 and incorporated herein by reference.

(6)	Filed as an exhibit to Amgen’s Form 8-K Current Report dated February 21, 2002 on March 1, 2002 and incorporated herein by reference.

(7)	Filed herewith.

(8)
Filed as an exhibit to Amgen’s Amendment No. 1 to the Registration Statement on Form S-4/A filed with the SEC on March 22, 2002, amending our Registration Statement on Form S-4 filed with the SEC on January 31, 2002 (File No. 333-81832) and incorporated herein by reference.

(9)	Filed as an exhibit to the initial Registration Statement.